Exhibit 99.2

SIDE LETTER

THIS DEED is made on 1 July 2024

BETWEEN

(1)	SELINA HOSPITALITY PLC a public limited company organized under the laws of England and Wales with company number 13931732 (“Parent”); and

(2)	OSPREY INTERNATIONAL LIMITED, a company incorporated under the laws of Cyprus, with its registered address at 9E Foti Pitta Street, 1065, Nicosia, Cyprus, with incorporation number HE 385659 (“Osprey”).

1.	Definitions

“Australia Holdco” means Selina Holding Australia Pty Ltd (ACN 637 166 824).

“Australia Group” means Australia Holdco and its direct and indirect subsidiaries (and “Australia Group Company” means any one of them).

“Business Day” means a day when banks are generally open for business in England, Cyprus and Israel.

“SPA” means the sale and purchase agreement dated on or around the date of this deed in relation to the sale of certain shares in Australia Holdco by the Parent to Osprey.

“Thai Company” means each company in which the Parent has a direct or indirect interest or shareholding that directly or indirectly conducts business or holds shares or interests in another company or person that directly or indirectly conducts business in The Kingdom of Thailand or is incorporated under the laws of The Kingdom of Thailand or a region thereof.

2.	Interpretation

2.1	Clause and paragraph headings used in this deed are inserted for ease of reference only and shall not affect construction.

2.2	References to persons shall include unincorporated associations and partnerships, in each case whether or not having a separate legal personality and subsidiary means a subsidiary undertaking under the Companies Act 2006 or its equivalent under the Australian Corporations Act 2001 as amended.

2.3	References to a “Party” or “Parties” means a party or the parties to this deed.

2.4	References to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things.

2.5	Except where the context specifically requires otherwise, words importing individuals shall be treated as importing corporations and vice versa, and words importing the whole shall be treated as including a reference to any part thereof.

2.6	References to statutory provisions or enactments shall include references to any amendment, modification, extension, consolidation, replacement or re-enactment of any such provision or enactment (whether before or after the date of this deed) unless any such change imposes upon any Party any liabilities or obligations which are more onerous than as at the date of this deed.

3.	Consideration

3.1	The Parent has requested Osprey to enter into the Transactions described below for a total consideration of USD3,542,857.14 (as adjusted for taxes), payable to the Parent (the “June 24 Consideration”).

3.2	As consideration for Osprey making the June 24 Consideration payment, the Parent has agreed, subject to any existing contractual limitations on the same (which limitations, the Parent shall use its best efforts to have amended or waived as soon as is reasonably practicable and in any event within 14 days of the date of this deed) to effect the transactions referred to in paragraph (a) below within 14 days of the date of this deed, in respect of paragraph (b) below within 21 days of the date of Osprey’s request to do so, and in respect of paragraph (c) below within 14 days of the date of Osprey’s request to do so:

(a)	each of the transactions and obligations on the Parent set out in the SPA (the execution draft of which is attached to this deed), including the sale of shares to Osprey;

(b)	if so requested by Osprey (which may include all or some of such shares) on or before the second anniversary of the date of this deed, the transfer of the Parent’s shareholding in each Thai Company to Osprey, together with an assignment to Osprey of any rights, remedies or interest that the Parent or any of its affiliates has with or against any other person that owns shares or any interest in any Thai Company, or otherwise (together, the “Thailand Share Sale”); and

(c)	if so requested by Osprey on or before the second anniversary of the date of this deed, the grant to Osprey of exclusive rights to the use of the “Selina” intellectual property, brands and images in Asia and Australasia (the “Asian IP Licensing”), each on terms satisfactory to Osprey (together, the “Transactions”).

3.3	The Parties have agreed that the value of the June 24 Consideration shall be the total payable by Osprey to the Parent for the obligation on the Parent to procure the implementation of the Transactions, provided that:

(a)	if requested by Osprey pursuant to paragraph 3.2(b) above (which may include all or some of such shares), the price to be paid by Osprey for the Parent’s sale of each of its shareholdings in each Thai Company to Osprey shall be determined by the Parent and Osprey (each acting in good faith and if the parties do not reach agreement within five Business Days of such request by Osprey the initial equity valuation shall be 6 times (Q1 2024 EBITA less debt)) and subject to the valuation opinion adjustments set out in the terms of Clause 3 of the SPA mutatis mutandis for the Thailand Share Sale;

(b)	if requested by Osprey pursuant to paragraph 3.2(b) above (which may include all or some of such shares), the documentation evidencing the Thailand Share Sale shall be negotiated in good faith and, to the extent applicable, be based on the terms of the SPA mutatis mutandis for the Thailand Share Sale. Where the terms of the documentation, including as to the initial price of the shares in each Thai Company, cannot be agreed within the 21 day period specified in Clause 3.2, the Parent (and shall procure that its relevant subsidiary) and Osprey shall enter into the last version of the documentation delivered to the Parent by Osprey within that 21 day period; and

(c)	if requested by Osprey pursuant to paragraph 3.2(c) above, the amount payable by Osprey for the Asian IP Licensing shall initially be determined by reference to and consistent with the fees currently being charged by the Parent or its relevant subsidiary for such intellectual property, brands and images and shall be adjusted to be the amount as determined by an independent valuer of good repute selected by Osprey after good faith consultation with the Parent reasonably promptly after the date of this deed. Where the terms of the documentation cannot be agreed within the 21 day period specified in Clause 3.2, the Parent (and the Parent shall procure that its relevant subsidiary) and Osprey shall enter into the last version of the documentation delivered to the Parent by Osprey within that 21 day period.

3.4	As consideration for the June 24 Consideration, the Parent agrees on and from the date of this deed, that:

(a)	it will (so far as it is lawfully able) use the powers vested in it from time to time as director, officer, employee and shareholder (as the case may be) (and make all directions and instructions to any director of officer) of Australia Holdco and each Thai Company to procure that none of the matters set out in the Schedule occurs in relation to Australia Holdco and each Thai Company or any of their respective direct or indirect subsidiaries or companies in respect of which they have a shareholding or interest without Osprey’s prior written consent. However, in respect of each item marked with “*” Osprey’s consent shall not be unreasonably withheld; and

(b)	it shall not dispose of any shares in Australia Holdco or any Thai Company or encumber, charge, pledge, mortgage or create any security interest nor create any interest (including any options, warrants or similar rights) any such shares other than, in each case, as expressly referred to in the SPA (in the case of Australia Holdco) or at all in the case of any Thai Company.

3.5	As consideration for the June 24 Consideration, the Parent agrees on and from the date of this deed, that it shall not, and shall procure that none of its subsidiaries shall:

(a)	commence, continue or conduct any business of any nature whatsoever;

(b)	incorporate any corporate entity or create any person;

(c)	enter into any joint venture, lease, open any new location, branch or similar or allow any person to use intellectual property, brands and images; or

(d)	do anything in connection with the foregoing,

in (or under the laws of): (i) Australia or any State thereof, other than through Australia Holdco or a wholly owned subsidiary of Australia Holdco; nor (ii) the Kingdom of Thailand or any region thereof, other than through a Thai Company approved in writing by Osprey.

3.6	The Parent shall (and shall procure that each relevant subsidiary will) only use the proceeds of the June 24 Consideration for purposes approved by Osprey and shall provide Osprey with reasonable details of the same in any form that Osprey may specify. Before any other funds are provided by Osprey to the Parent or any of its subsidiaries, the Parent shall provide Osprey with details of the proposed use of those funds and payments to be funded from them in any form that Osprey may specify and such persons may only use such funds for purposes approved by Osprey. The chief financial officer of the Parent shall certify the same in writing within three Business Days of request by Osprey.

3.7	Osprey shall have the right (but not the obligation) to a appoint (and remove) a director to Australia Holdco and to appoint (and remove) the chief financial officer of Australia Holdco and the Australia Group. The Parent shall take all steps as shareholder, director or similar to procure that such appointments are made within 10 Business Days of request of the same by Osprey. If requested by Osprey, the same rights shall be recorded in any shareholders agreement in respect of the Thai Companies.

3.8	The Parent shall (and shall procure that each relevant subsidiary will) provide within three Business Days of request for the same by Osprey any information regarding the Parent and its subsidiaries and any companies in which the Parent has a direct or indirect interest that Osprey may request, including without limitation, as to financial condition and their respective business and affairs, cash and cash balances, receipts/actual and potential, projections, estimates, bank accounts, the use of assets and funds, payments and assets and liabilities, claims/litigation/potential litigation, creditors, contracts, leases, suppliers, customers, joint venture partners and employees and other stakeholders and their respective business and affairs.

3.9	The Parent shall (and shall procure that each relevant subsidiary will) establish a subcommittee of the board of directors of the Parent to review and approve the making of all payments and the incurrence of all liabilities by the Parent and its subsidiaries and any companies in which the Parent has a direct or indirect interest. Such subcommittee shall be comprised of non-executive directors notified to Osprey in writing and Osprey shall have the right to request details and supporting evidence of the payments and liabilities so approved by that subcommittee, which shall be provided to Osprey within three Business Days of such request from Osprey.

3.10	Notwithstanding any other provision of this deed and without prejudice to any rights or remedies of Osprey or its affiliates under the SPA, if the transactions under the SPA are not consummated within the 14 day period specified in paragraph 3.2 for any reason, Osprey shall have the right to allocate monies paid by it in connection with the SPA to the consideration payable by it under the Thailand Share Sale or the Asian IP Licensing or both in any combination it wishes. The Parent agrees that such consideration shall discharge on a dollar for dollar basis any consideration payable by Osprey or its affiliates under or in connection with the Thailand Share Sale or the Asian IP Licensing in accordance with such election(s) by Osprey.

4.	Notices

A notice under this deed shall only be effective if it is in writing. E-mail is permitted. Notices under this deed shall be sent to a Party at its address and for the attention of the individual set out opposite its name in the table below. Any notice given under this deed shall, in the absence of earlier receipt, be deemed to have been duly given as follows: (a) if delivered personally, on delivery; (b) if sent by first class inland post, two clear Business Days after the date of posting; (c) if sent by airmail, six clear Business Days after the date of posting; and (d) if sent and received by e-mail, when sent. A Party may change its details below upon 10 Business Day’s prior written notice to all of the other Parties.

Party name and contact	Address	Email
The Parent	c/o Selina Hospitality PLC 27 Old Gloucester Street London WC1N 3AX	companysecretary@selina.com

Osprey	9E Foti Pitta Street, 1065, Nicosia, Cyprus	giorgos.georgiou@osprey-investments.com

5.	Miscellaneous

5.1	The Parent shall, within three Business Days of demand, pay Osprey the amount of all reasonable costs and expenses (including, subject to any agreed cap, legal fees) reasonably incurred by it in connection with the negotiation, preparation, printing, execution and perfection of, execution and completion of this deed and all documents, matters and things referred to in or incidental to this deed.

5.2	If, at any time, any provision of this deed is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

5.3	Without prejudice to any other remedy available to any Party, the obligations under Clause 3 (Consideration) shall, subject to applicable law, be the subject of specific performance by the relevant Parties. Each Party acknowledges that damages shall not be an adequate remedy for breach of the obligations under such provisions.

5.4	Each Party shall from time to time, upon the request and at the expense of the other Party, use all reasonable endeavours to execute any additional documents and do or procure any other acts or things which may reasonably be required to give full effect to this deed and the transactions contemplated by this deed.

5.5	Osprey may assign or transfer its rights under this deed. The Parent shall not transfer or assign any of its rights under this deed without the prior written consent of Osprey. This deed may only be amended in writing with the consent of the Parties. Section, clause and schedule headings are for ease of reference only; the singular includes the plural; and one gender includes all genders.

5.6	A person who is not a party to this deed has no right under the Contracts (Rights of Third Parties) Act 1999 or otherwise to enforce or enjoy the benefit of any terms of this deed and none of the parties to this deed shall be liable to any such person by reason of entry into this deed or the disclosure of this deed to any such person.

5.7	This deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this deed. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Execution and/or delivery of a counterpart of this deed by e-mail attachment, telecopy or other electronic means shall be an effective mode of execution and/or delivery.

5.8	This deed, and any non-contractual obligations arising out of or in connection with it, shall be governed by and construed in accordance with English law. Each Party irrevocably agrees that the courts of England are to have exclusive jurisdiction to settle any dispute (including a dispute relating to the existence, validity or termination of this deed or any non-contractual obligation arising out of or in connection with this deed) which may arise out of or in connection with this deed (each a “Dispute”) and that accordingly any proceedings arising out of or in connection with this deed shall be brought in such courts. Each Party irrevocably submits to the exclusive jurisdiction of the courts of England and waives any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

IN WITNESS whereof this deed has been duly executed and delivered as a deed on the above date first above written.

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[Signature pages]

EXECUTED AS A DEED by	)
SELINA HOSPITALITY PLC	)
)
acting by	)	Director
)
in the presence of:	)

Signature of witness

Name of witness
(in BLOCK CAPITALS)

Address of witness

SIGNATURE PAGE TO USD3.1M SIDE LETTER

EXECUTED AS A DEED by	)
OSPREY INTERNATIONAL LIMITED	)
)
acting by	)	Director
)
in the presence of:	)

Signature of witness

Name of witness
(in BLOCK CAPITALS)

Address of witness

SIGNATURE PAGE TO USD3.1M SIDE LETTER

SCHEDULE– RESERVED MATTERS

No.	Matter

1.

Issue of shares

The creation, allotment or issue of any shares or securities, or the grant of any right to require the allotment or issue of any shares or securities by any Australia Group Company (other than, to another Australia Group Company) or any Thai Company.

2.

Variation of capital

The increase, reduction, repayment, purchase (or repurchase), sub-division, consolidation or other variation of the share capital (including the variation of the rights attaching to any class of share) of any Australia Group Company or any Thai Company, or the reduction of the amount (if any) standing to the credit of any non-distributable reserve (including the share premium account or capital redemption reserve).

3.	Change in nature of business The making of any change in the nature of the business of any Australia Group Company or any Thai Company.

4.	Constitutional Documents Any amendment to any constitutional document of any Australia Group Company or any Thai Company.

5.

Tax Settlements and residency

Making any agreement (or any claim, disclaimer, election or consent for tax purposes) with any revenue or tax authorities in relation to any Australia Group Company or any Thai Company or their respective business or changing the centre of main interests or tax residency of any Australia Group Company or any Thai Company.

6.	Bank Accounts* Appointing (or removing) signatories to any bank account of any Australia Group Company or any Thai Company.

7.

Dividends

The declaration, making or payment of any dividend or other distribution to the holders of any shares in Australia Holdco or any Thai Company or any shares in an Australia Group Company not held by another Australia Group Company.

8.

Winding up and administration

Except as required by law, the giving of notice of any resolution to wind up any Australia Group Company or any Thai Company, the making of any application by petition or otherwise for an administration order in relation to any Australia Group Company or any Thai Company or the property of any Australia Group Company or any Thai Company or the taking of any step (including but without limitation the service of any notice or the filing of any document) by any Australia Group Company or any Thai Company or its directors to place any Australia Group Company or any Thai Company or the property of any Australia Group Company or any Thai Company into administration or any other insolvency or quasi insolvency proceeding in any relevant jurisdiction.

No.	Matter

9.

Related party transactions

The entry into by any Australia Group Company or any Thai Company of any transaction, arrangement or agreement with a director or shareholder of Australia Holdco or any Thai Company or an associate or affiliate or person in whom any of them have an interest thereof or any person connected with any such director (other than licence fees and recharges charged on the same basis as the other group subsidiaries and consistent with the transfer pricing policies of the group, acting reasonably and in good faith).

10.	Exits The taking of any actions in respect of, or the implementation of a sale or IPO in respect of any Australia Group Company or any Thai Company.

11.

Substantial acquisitions and disposals

The sale, leasing, transfer, licensing or other disposal or the purchase, leasing, transfer, licensing or other acquisition by any Australia Group Company or any Thai Company whether by a single transaction or series of related transactions exceeds £100,000.

12.	Transfer of shares* The exercise of any discretion, power or authority or the giving of any consent in connection with the transfer of shares of any Australia Group Company or any Thai Company.

13.

Closure of business

The closure of any one or more business operations of the Australia Group or any Thai Company in any one financial year with aggregate assets or aggregate liabilities in excess of £100,000.

14.

Change to material contracts*

Entering into, terminating (or making any material amendments to) any material arrangements, contracts, investments or transactions by an Australia Group Company or any Thai Company.

15.	Development outside Group The expansion, development or evolution of the Australia Group or any Thai Company.

16.	Acquisition of subsidiaries The acquisition or establishment by any Australia Group Company or any Thai Company of any subsidiary.

17.	Disposal of subsidiaries The disposal by any Australia Group Company or any Thai Company, or the dilution of its interest, directly or indirectly in any subsidiary any of them.

18.	Acquisition of Assets The acquisition by any Australia Group Company or any Thai Company of any material asset or property having a value (in one or more related transactions) in excess of £50,000.

19.

Acquisition of securities in non Australia Group Companies or any Thai Company

Other than in the ordinary course of trading, the subscription or other acquisition by any Australia Group Company or any Thai Company of any interest (whether on its behalf or as nominee) in the share capital or instruments convertible into the share capital of any company or other body corporate (except a wholly owned subsidiary of Australia Holdco in the case of Australia Holdco or any Thai Company).

No.	Matter

20.

Partnerships and joint ventures

The entry into by any Australia Group Company or any Thai Company of any partnership or joint venture arrangement with any person that does not already exist as at the date of this deed.

21.

Arrangements outside ordinary course of business etc.

The entry into by any Australia Group Company or any Thai Company of any arrangement, contract or transaction which is of an unusual or onerous or long term nature, or outside the normal course of its business as carried on, or otherwise than by way of bargain on arms’ length and on normal commercial terms.

22.

Litigation

The commencement or settlement by any Australia Group Company or any Thai Company of any litigation save for, (i) collection of debts arising in the ordinary course of business; or (ii) any application for an interim injunction or other urgent applications in circumstances where it is not practicable to obtain prior consent; or (iii) other routine matters not material in the context of any Thai Company or the Australia Group as a whole (as applicable) (including employment litigation in the ordinary course of business which does not relate to an individual who is or was a director or senior management of any Australia Group Company or any Thai Company).

23.	Audit committee The taking of any action which contravenes or materially varies from any recommendation of any audit committee or equivalent or similar body of Australia Holdco or any Thai Company.

24.

Loans etc.

Other than in the normal course of trading and loans to employees for not more than £20,000 each the making of any loan or advance or the giving of any guarantee or indemnity or the provision of any credit by any Australia Group Company or any Thai Company.

25.

Security

The creation by any member of the Australia Group or any Thai Company of any mortgage, charge, encumbrance or other security interest on any uncalled capital or on any asset other than (i) liens arising in the ordinary course of trade; or (ii) any charge arising by the operation or purported operation of title retention clauses and in the ordinary course of business, that is not already in existence as at the date of this deed.

26.	Budget and business plan The approval of the budget and business plan and any revisions to the budget or business plan.

27.

Major capital expenditure

The making of (or the agreement to make) any capital expenditure by any Australia Group Company or any Thai Company in any year not provided for in the relevant budget (whether in one transaction or a series of related transactions) and which (taken with all other such capital expenditure not provided for in the relevant budget in such year) is in excess of 10 per cent. of the annual capital budget of the Australia Group (taken as a whole) or any Thai Company (as applicable) in their respective jurisdictions in any year.

28.

Major investments

The making by the Australia Group or any Thai Company of major investments but excluding any investments made in the ordinary course of business of the Australia Group or any Thai Company.

No.	Matter

29.

Loan facilities

The change to the terms of, replacement, or addition to any loan or loan facility entered into by any Australia Group Company or any Thai Company or the addition of any new loan or loan facility or the incurrence of any financial indebtedness not already in existence as at the date of this deed (but excluding any loans permitted by the paragraph “Loans etc.” above).

30.

Applications for loan waivers

The application for any waiver, release or consent pursuant to the terms of any loan arrangements to which any Australia Group Company or any Thai Company is from time to time a party.

31.	Factoring of debts The factoring of book debts of any Australia Group Company or any Thai Company.

32.

Hire purchase etc.

The entry into by any Australia Group Company or any Thai Company of any hire purchase, rental or leasing agreement the total capital cost of which, or when aggregated with all other such commitments already entered into by the Australia Group or any Thai Company, will be at any time in excess of the amount provided for in the relevant budget and is more than £50,000.

33.	Donations* The making by any Australia Group Company or any Thai Company of any political or charitable contributions whatsoever.

34.	Accounting reference date* The altering of any Australia Group Company’s or any Thai Company’s accounting reference date.

35.	Auditors* The removal or replacement of the Australia Group’s or any Thai Company’s auditors.

36.	Accounting policies* The approval of any significant change in accounting policies or practices.

37.

Remuneration Committee*

The taking of any action which contravenes or materially varies from any recommendation of any remuneration committee established by an Australia Group Company or any Thai Company.

38.	Senior Managers and Directors of the Australia Group* The employment, dismissal or the change to the terms of employment of any senior manager or director.

39.

Remuneration of directors*

The payment to any director of an Australia Group Company or any Thai Company of any bonus or commission or sum on account of any bonus or commission in any financial year other than pursuant to (and as provided in) any contract of employment of any such person.

No.	Matter

40.	Board committees* The appointment of any committee of the board of any Australia Group Company or any Thai Company and the establishment of its terms of reference.

41.

Establishment of incentive schemes*

The establishment of any new profit sharing, bonus or incentive scheme giving rise to payment of emoluments in excess of amounts provided for in any applicable budget.

42.	Material changes to incentive schemes* The material variation to the terms of any existing profit sharing, bonus or incentive scheme.

43.	Share option schemes* The establishment of, or variation to the terms of, any share option scheme or shadow share option scheme.

44.	Share options* The allocation of share options.

45.	Establishment of pension schemes etc.* The establishment of, or variation to the terms of, any pension or life insurance scheme.

46.	Changes to pension schemes* Material changes to the rules of the Australia Group’s or any Thai Company’s pension scheme or the change of their trustees.

47.	Sale and lease-back arrangements The entry into by any Australia Group Company or any Thai Company of any agreement or arrangement for the sale and lease-back of any assets which exceeds £20,000.

48.

Branding*

Opening new sites, taking on new leases and/or adopting or amending the branding of any hostel, restaurant, shop or commercial outlet owned or operated by an Australia Group Company or any Thai Company or otherwise allowing any person to use of the “Selina” intellectual property, brands and images.